                                                                         ANNEX A

                           SHERIDAN HEALTHCARE, INC.
                        4651 SHERIDAN STREET, SUITE 400
                            HOLLYWOOD, FLORIDA 33021

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about April 9, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of Common Stock, par value $0.01 per share (the "Common Stock"), and Class A Common Stock, par value $0.01 per share (the "Class A Common Stock", and, together with the Common Stock, the "Shares"), of the Company on March 24, 1999. You are receiving this Information Statement in connection with the designation by Vestar/Sheridan, Inc., a Delaware corporation (formerly known as Vestar/Calvary, Inc.) (the "Purchaser"), of certain individuals to the Company's Board of Directors (the "Company Board"), in connection with the Merger Agreement (defined below).

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action hereunder. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     On March 24, 1999, the Company, Vestar/Sheridan Holdings, Inc., a Delaware corporation ("Parent") and the sole stockholder of Purchaser, and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $9.25 per Share, net to the seller in cash, without interest thereon, and
(ii) Purchaser will be merged into the Company (the "Merger"). Six officers of the Company (the "Executives") who own, as of the date hereof, approximately 7.2% (11.4% after giving effect to the exercise of their options to purchase Common Stock at prices less than $9.25 per share) of the outstanding shares of Common Stock of the Company have agreed with Parent in Subscription and Tender Agreements and a Tender Agreement (the "Subscription and Tender Agreements" and the "Tender Agreement", respectively), among other things, to tender their Shares into the Offer and vote their Shares in favor of the adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, delay or prevent the purchase of Shares pursuant to the Offer or the consummation of the Merger or would result in a breach of any covenant, representation or warranty contained in the Merger Agreement and five of the Executives also have agreed to purchase shares of common stock of Parent ("Parent Common Stock") following the purchase of Shares pursuant to the Offer and have executed a Stockholders Agreement with Parent (the "Stockholders Agreement"). Four of the Executives also have entered into new employment agreements with the Company which shall become effective upon the purchase of Shares pursuant to the Offer (the "Employment Agreements" and, together with the Tender Agreement, the Subscription and Tender Agreements and the Stockholders Agreement, the "Stockholder Documents"). Parent has agreed in the Tender Agreement and in the Subscription and Tender Agreements to grant each of the Executives time and performance options upon the consummation of the Merger.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on March 31, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 27, 1999 unless the Offer is extended.

     The information contained in this Information Statement concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The Offer, the Merger, the Merger Agreement and the Stockholder Documents referred to herein are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex A.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The total authorized capital stock of the Company consists of: (i) 5,000,000 shares of Convertible Preferred Stock, par value $.01 per share, no shares of which are issued and outstanding as of the date hereof; and (ii) 21,000,000 shares of common stock, of which 296,638 shares of Class A Common Stock and 6,290,178 shares of Common Stock are issued and outstanding as of the date hereof.

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted on by stockholders. Holders of Class A Common Stock are not entitled to vote, except as required by law, and then are entitled to one vote per share.

                                   MANAGEMENT

PURCHASER DIRECTORS

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Directors"), rounded up to the next whole number, to serve on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including either increasing the size of the Company Board or securing the resignations of incumbent directors or both. The Merger Agreement further provides that (i) the directors serving on the board of directors of Purchaser immediately prior to the consummation of the Merger will be the initial directors of the Company following the Merger, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Company following the Merger, and (ii) the officers of the Company immediately prior to the consummation of the Merger shall be the officers of the Company following the Merger. In addition, until Purchaser acquires a majority of the outstanding Shares on a fully diluted basis, the Company shall use its reasonable best efforts to ensure that all members of the Company Board and its committees who are not employees of the Company or its Controlled Entities (as defined in the Merger Agreement) shall remain members of the Company Board and such committees.

     Pursuant to the Merger Agreement, James L. Elrod, Jr., David M. Hooper and Robert L. Rosner have been designated by Purchaser as the Purchaser Directors of the Company Board. Purchaser has informed the Company that each of the Purchaser Directors has consented to act as a director of the Company. Except as disclosed herein or in the Schedule 14D-9, none of such persons (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) to the best knowledge of Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of such persons has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as disclosed herein or in the
Schedule 14D-9 or in Purchaser's Schedule 14D-1.

     The name, age, present principal occupation or employment and five year employment history of each of the Purchaser Directors are set forth below. Unless otherwise indicated, each such individual has held his present position as set forth below for the last five years. Except for David M. Hooper, who is a citizen of the Republic of Ireland, each such person is a citizen of the United States. The business address of each person listed below is c/o Vestar/Sheridan Investors, LLC, 245 Park Avenue, 41st Floor, New York, New York 10167.

     James L. Elrod, Jr. (43) Mr. Elrod is currently Vice President of Vestar Associates Corporation III ("VAC III"). Mr. Elrod is a director and President of both Parent and Purchaser and President of Vestar/Sheridan Investors, LLC, a Delaware Limited Liability Company ("Holdings"). Mr. Elrod joined an affiliate of VAC III in 1998. From 1994 through 1997, he served as the Chief Financial Officer and Chief Operating Officer of Physicians Health Services. From 1980 to 1994, he served as Managing Director of Dillon, Read & Co. Mr. Elrod is a director of Pinnacle Automation, Inc. and Alvey Systems, Inc., both companies in which an affiliate of VAC III has a significant equity interest, and D.D.S. Partners, a dental practice management company.

     Robert L. Rosner. (39) Mr. Rosner is currently Vice President of VAC III and was a founding partner of an affiliate of VAC III at its inception in 1988. Mr. Rosner is a director and Vice President, Treasurer and Assistant Secretary of both Parent and Purchaser and Vice President, Treasurer and Assistant Secretary of Holdings. Mr. Rosner is Chairman of Russell-Stanley Holdings, Inc. and a director of Remington Products Company, L.L.C., both companies in which an affiliate of VAC III has a significant equity interest.

     David M. Hooper. (31) Mr. Hooper is currently Vice President of Vestar Capital Partners, which he joined in 1994. Mr. Hooper is a director and Vice President, Secretary and Assistant Treasurer of both Parent and Purchaser and Vice President, Secretary and Assistant Treasurer of Holdings. Mr. Hooper is a director of Advanced Organics Holdings, Inc., a company in which an affiliate of VAC III has a significant equity interest.

THE COMPANY'S CURRENT DIRECTORS AND OFFICERS

     The name, age, present principal occupation or employment and five year employment history of the current directors and executive officers of the Company are set forth below. Unless otherwise noted, each person is a citizen of the United States and the business address of such person is c/o Sheridan Healthcare, Inc., 4651 Sheridan Street, Suite 400, Hollywood, Florida 33021. Some of the current directors will resign effective immediately following the consummation of the Offer by Purchaser.

     Mitchell Eisenberg, M.D. (48) Dr. Eisenberg joined the Company in 1982, has been a director of the Company since 1985, has been President since 1989, and has been Chairman of the Board and Chief Executive Officer since 1994. Prior to joining the Company, Dr. Eisenberg was in private practice.

     Lewis D. Gold, M.D. (43) Dr. Gold joined the Company in 1985 as an anesthesiologist and has been a director of the Company since 1988. He has served as Executive Vice President -- Business Development since 1994. Dr. Gold was also Chief of the Department of Anesthesia of Parkway Regional Medical Center from 1990 to 1994.

     Neil A. Natkow, D.O. (52) Dr. Natkow was appointed to the Company Board in July 1996. Dr. Natkow served as Senior Vice President -- Health Care for Precision Response Corporation, a publicly traded company, from February 1997 until October 1997, and is currently a member of Precision Response Corporation's Board of Directors. Upon leaving Precision Response Corporation, Dr. Natkow became President of NAN II, Inc., a Florida Corporation which is the general partner of PhyTrust, Ltd., a Florida management services organization. From December 1993 until October 1995, Dr. Natkow served as an executive officer of PCA Health Plans of Florida, a health maintenance organization, most recently as its Chief Executive Officer. From July 1992 to December 1993, Dr. Natkow was the President and Chief Executive Officer of Family Health Plan, a health maintenance organization, and from June 1987 to July 1992, Dr. Natkow was the Vice President for Professional Affairs at Southeastern University for Health Sciences.

     Jamie E. Hopping (45) Mrs. Hopping has been a director of the Company since February 1998. Mrs. Hopping is currently President and Chief Executive Officer of Benchark Oncology, Inc. Prior to that, she served as an independent health care consultant from September 1997 to December 1998. From January 1996 to August 1997, Mrs. Hopping served as a Group President of Columbia/HCA Healthcare Corporation and from February 1994 to January 1996 served as its Division President. Prior to that, Mrs. Hopping served as the Chief Executive Officer of Deering Hospital and Grant Center, an acute care hospital and psychiatric facility, from September 1990 to January 1993.

     Henry E. Golembesky, M.D. (53) Dr. Golembesky has been a director of the Company since November 1995. Dr. Golembesky is currently a health care consultant to Cejka & Company. Prior to that, Dr. Golembesky served as a health care consultant to CSC Healthcare, Inc. from January 1993 to October 1998. From 1990 to 1992, Dr. Golembesky served as President and Chief Executive Officer of UniMed America, a physician services division of Unihealth.

     Michael F. Schundler (43) Mr. Schundler joined the Company in July 1996 as Chief Operating Officer and currently serves as both Chief Operating Officer and Chief Financial Officer. Previously, Mr. Schundler served as Vice
President -- Operations at American Health Network from 1994 to 1996 and as Chief Financial Officer of AdminiStar, Inc. from 1991 to 1994. Prior to that, Mr. Schundler was Senior Vice President -- Finance of Merrill Lynch Life Insurance Co. and Family Life Insurance Co.

     Gilbert L. Drozdow, M.D., M.B.A. (41) Dr. Drozdow joined the Company in 1987 as an anesthesiologist and was a director of the Company from 1990 to 1994. He served the Company as Vice President -- Medical Affairs from 1994 to February 1996 and has served as Vice President Hospital-Based Services since February 1996. He was also Chairman of the Department of Anesthesia at Westside Regional Medical Center in 1994.

     Jay A. Martus, Esq. (43) Mr. Martus joined the Company in 1994 as Vice President, Secretary and General Counsel. Prior to joining the Company, he was a partner with the law firm of Levey & Martus, P.A. Mr. Martus represented the Company as outside general counsel from 1989 to 1994.

     Robert J. Coward (34) Mr. Coward joined the Company in March of 1994 as Controller and served in such capacity through June of 1997. From July 1997 to the present, he has served the Company as Vice President of Finance.

BOARD OF DIRECTORS AND COMMITTEES

     The Company Board currently consists of five members and is divided into three classes. The members of each class of directors serve for staggered three-year terms. The Company Board is comprised of one Class I Director (Mrs. Hopping), two Class II directors (Drs. Gold and Golembesky), and two Class III directors (Drs. Eisenberg and Natkow). At each annual meeting of stockholders, directors will be reelected or elected for a full term of three years to succeed those directors whose terms are expiring.

     During 1998, the Company Board met five times. The Company Board also signed eleven unanimous written consents in lieu of meetings. Each director attended at least 75% of the aggregate of (i) the total number of meetings of the Company Board (held during the period for which such director served on the Company Board) and (ii) the total number of meetings of all committees of the Company Board on which the director served (during the periods for which the director served on such committee or committees).

     There are four standing committees of the Company Board: Audit, Compensation, Option and Indemnification, as more fully described below:

     AUDIT COMMITTEE. The Company Board has established an audit committee consisting of Mrs. Hopping and Dr. Golembesky (the "Audit Committee"). The Audit Committee is responsible for making recommendations concerning the engagement of independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of the Company's internal accounting controls. The Audit Committee met once during 1998.

     COMPENSATION COMMITTEE. The Company Board has also established a compensation committee consisting of Drs. Eisenberg and Natkow and Mrs. Hopping (the "Compensation Committee"). The Compensation Committee, described in greater detail below, reviews and recommends the compensation arrangements for all directors and officers and approves such arrangements for other senior level employees. The Compensation Committee also administers and takes such other action as may be required in connection with the Company's Executive Incentive Plan (described below). The Compensation Committee met four times during 1998.

     OPTION COMMITTEE. The Company Board has also established an option committee consisting of Drs. Golembesky and Natkow and Mrs. Hopping (the "Option Committee"). The Option Committee administers and takes such other action as may be required in connection with the Company's 1995 Stock Option Plan, as amended (the "Option Plan"). The Option Committee met once during 1998 and signed one unanimous written consent in lieu of a meeting.

     INDEMNIFICATION COMMITTEE. The Company Board has also established an indemnification committee consisting of Drs. Golembesky and Natkow and Mrs. Hopping (the "Indemnification Committee"). The Indemnification Committee reviews and recommends actions as may be required in connection with indemnification issues arising out of litigation filed against the Company and certain of its executive officers and directors by former stockholders of the Company's predecessor. The Indemnification Committee did not meet during 1998.

     The Company Board does not have a standing nominating committee. The full Company Board performs the function of such a committee.

COMPENSATION OF DIRECTORS

     Directors of the Company who are also employees receive no additional compensation for their services as a director. Non-employee directors receive an annual director's fee of $5,000 for their service as directors. Each non-employee director also receives $1,000 for personal attendance at any meeting of the Company Board and $500 for each committee meeting attended and each meeting of the full Company Board attended by telephone conference. All directors of the Company are reimbursed for travel related expenses incurred in attending meetings of the Company Board and its committees.

     The Option Plan provides that each new non-employee director of the Company will receive, on the date he or she first becomes a director, an option not intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") (a "Non-Qualified Option"), to purchase up to 7,500 Shares. In addition, the Option Plan provides that each non-employee director serving in such capacity on the fifth business day after each annual meeting of stockholders will also receive, on such date, a Non-Qualified Option to purchase up to 2,500 Shares. Pursuant to this provision, Drs. Golembesky and Natkow and Mrs. Hopping received grants of such Non-Qualified Options on July 1, 1998. All options granted to directors under the Option Plan vest in three equal installments, with one-third vesting on the date of grant and an additional one-third vesting on each of the two successive anniversaries thereof. All such options are granted with an exercise price per Share equal to the fair market value per Share of Common Stock on the date of grant and expire on the tenth anniversary of such date of grant.

EXECUTIVE COMPENSATION

     COMPENSATION COMMITTEE REPORT. In connection with the Company's initial public offering in November 1995, the Company Board established a Compensation Committee, which currently consists of Drs. Eisenberg and Natkow and Mrs. Hopping. Prior to the establishment of the Compensation Committee, decisions with respect to compensation of executive officers were made by the full Company Board. The Compensation Committee is responsible for setting base salaries for executive officers and awarding bonuses under the Company's Executive Incentive Plan. In addition to administering executive compensation, the Compensation Committee also reviews from time to time succession planning for senior management. The overall objectives of the Company's executive compensation program, as established by the Company Board and confirmed by the Compensation Committee, are to:

          - attract, retain and reward experienced, highly motivated executives who contribute to the Company's growth;

          - reward executives based on individual and corporate performance; and to

          - align executives' goals with those of the stockholders through grants of stock options.

     In order to implement this philosophy for fiscal year ended December 31, 1998, the Compensation Committee reviewed the individual elements of executive compensation, including salaries, incentive compensation awards and the terms of employment agreements with a view towards enhancing the profitability of the Company and closely aligning the financial interests of the Company's officers with those of its stockholders.

     BASE SALARY. To date, the Compensation Committee has not established a formal policy for determining base salary ranges for executive positions, as the vast majority of the Company's executive officers are now compensated in accordance with the terms of employment agreements approved by the Company Board and entered into prior to the establishment of the Compensation Committee.

     COMPENSATION OF CHIEF EXECUTIVE OFFICER. In determining the compensation of the Chief Executive Officer, the Compensation Committee applies the same philosophy and procedures as are applied to other executive officers. As with the other executive officers, the Chief Executive Officer is currently compensated in accordance with the terms of an employment agreement approved by the Company Board and entered into prior to the establishment of the Compensation Committee.

     The Company's Chairman, President and Chief Executive Officer, Mitchell Eisenberg, M.D., received a base salary for fiscal 1998 of $304,808 and a bonus of $6,375, to be awarded pursuant to the Company's Executive Incentive Plan described below. In addition, in fiscal 1998 Dr. Eisenberg received stock option grants of 37,500 shares and 62,500 Shares under the Company's Option Plan described below.

     The Compensation Committee believes that Dr. Eisenberg's total compensation is appropriate in light of the Company's performance in fiscal 1998 and the other factors described above.

     EXECUTIVE INCENTIVE PLAN. The Company has established an Executive Incentive Plan (the "Incentive Plan") pursuant to which the Compensation Committee has the discretion to determine those officers and key employees of the Company who will be eligible for bonuses if certain financial and business objectives are achieved. The formula for determining bonuses under the Incentive Plan is established annually by the Compensation Committee. The Compensation Committee bases these formulas upon the achievement of financial goals (such as earnings per share, specified revenue levels, maintenance of positive cash flow or addition of economic value) and business objectives. The Compensation Committee may change formulas during a particular year and may, from time to time, designate additional employees as participants in the Incentive Plan. The terms of the Incentive Plan may be amended by the Company Board at any time.

     For the fiscal year ending December 31, 1998, the Compensation Committee declared Drs. Eisenberg, Gold and Drozdow and Messrs. Martus and Schundler and Dennis L. Gates and Robert Coward eligible for bonuses under the Incentive Plan. In order to provide incentives for these individuals to focus their efforts on the Company's financial performance, the Compensation Committee established a bonus formula for 1998 (the "1998 Formula") based on the Company's 1998 earnings per share, as reported in the Company's 1998 audited financial statements ("1998 EPS"). The 1998 Formula provides that in the event 1998 EPS is equal to or exceeds $0.76, the eligible employees will receive, in the aggregate, bonuses in an amount equal to 20% of the product of the excess of 1998 EPS over $0.76 multiplied by the number of Shares used in determining 1998 EPS. Of the aggregate amount of bonuses determined by the 1998 Formula, 25% will be awarded to Dr. Eisenberg, 5% will be be awarded to each of Drs. Gold and Drozdow and Messrs. Martus and Schundler, 2.5% will be awarded to each of Messrs. Coward and Gates and the remaining 50% will be distributed to officers and key employees at the discretion of Dr. Eisenberg. The 1998 Formula provides that no bonuses will be awarded pursuant to the Incentive Plan for the 1998 fiscal year if 1998 EPS is less than $0.76. The 1998 Formula has, based on 1998 results, yielded an aggregate amount of $25,500, of which Dr. Eisenberg is eligible to receive $6,375, Drs. Gold and Drozdow and Messrs. Martus and Schundler are eligible to receive $1,275, Mr. Coward is eligible to receive $637.50, and $13,387.50 may be distributed at the discretion of Dr. Eisenberg. Mr. Gates is no longer employed by the Company and will not receive a bonus.

                                          Mitchell Eisenberg, M.D.
                                          Jamie E. Hopping
                                          Neil A. Natkow, D.O.

                         EXECUTIVE OFFICER COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation awarded to the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company for the last three fiscal years, who were serving as executive officers at the end of 1998, each of whose total salary and bonus exceeded $100,000 during 1998 (collectively, the "Named Executive Officers").

                                                                    LONG TERM
                                                                   COMPENSATION
                                                                      AWARDS
                                                   ANNUAL          ------------
                                                COMPENSATION        SECURITIES
                                             -------------------    UNDERLYING
                                              SALARY     BONUS       OPTIONS          ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR     ($)       ($)(1)        (#)        COMPENSATION($)(3)
    ---------------------------       ----   --------   --------   ------------   ------------------
Mitchell Eisenberg, M.D.............  1998   $304,808   $  6,375      100,000(2)       $      0
  Chairman of the Board of            1997    274,999          0      170,000               950
  Directors, President and            1996    275,712          0       30,000                 0
  Chief Executive Officer

Lewis D. Gold, M.D..................  1998    278,846      1,275       70,000(2)              0
  Executive Vice President-Business   1997    249,999          0      122,500               950
  Development and Director            1996    251,712          0       20,000                 0

Gilbert L. Drozdow, M.D., M.B.A.....  1998    259,615      1,275       30,000(2)              0
  Vice President-Hospital Based       1997    249,999          0       55,000               950
  Services                            1996    250,512          0       20,000                 0

Jay A. Martus, Esq..................  1998    221,152      1,275       30,000(2)              0
  Vice President, Secretary and       1997    200,000          0       55,000                 0
  General Counsel                     1996    199,677          0       20,000                 0

Michael F. Schundler................  1998    226,923      1,275       70,000(2)              0
  Chief Financial Officer and         1997    199,999          0      122,500                 0
  Chief Operating Officer             1996     84,615(4)       0       50,000                 0

---------------

(1) Bonus amounts for the fiscal year ended 1998 were awarded pursuant to the Company's Incentive Plan.
(2) Includes 75,000 options that were granted in February 1998 in lieu of 1997 executive bonuses under the Company's 1997 Executive Incentive Plan as follows: Dr. Eisenberg -- 20,000; Dr. Gold -- 17,500; Mr.
    Schundler -- 17,500; Dr. Drozdow -- 10,000; and Mr. Martus -- 10,000. These options were reflected in the Company's 1998 proxy statement as 1997 option grants.
(3) Represents contributions by the Company under its 401(k) Plan on behalf of each of Drs. Eisenberg, Gold and Drozdow during 1997.
(4) Represents salary paid to Mr. Schundler from July 1996, when he began employment with the Company, to December 31, 1996.

OPTION GRANTS IN FISCAL YEAR 1998

     The following table sets forth certain information containing grants of stock options made during fiscal year ended December 31, 1998.

                                                                                             POTENTIAL REALIZABLE
                                                      INDIVIDUAL GRANTS                        VALUE AT ASSUMED
                                                 ---------------------------                    ANNUAL RATE OF
                                  NUMBER OF                                                      STOCK PRICE
                                  SECURITIES     PERCENT OF TOTAL   EXERCISE                     APPRECIATION
                                  UNDERLYING     OPTIONS GRANTED    OR BASE                  FOR OPTION TERM (2)
                                   OPTIONS       TO EMPLOYEES IN     PRICE     EXPIRATION   ----------------------
             NAME               GRANTED (#)(1)     FISCAL YEAR       ($/SH)       DATE       5%($)        10%($)
             ----               --------------   ----------------   --------   ----------   --------    ----------
Mitchell Eisenberg, M.D.......      37,500(3)           8.4%        $ 14.25       2/4/08    $336,066    $  861,656
  Chairman of the Board of          62,500(4)          14.0%          11.75      6/24/08     461,844     1,170,405
  Directors, President and
  Chief Executive Officer

Lewis D. Gold, M.D............      26,250(3)           5.9%          14.25       2/4/08     235,246       596,159
  Executive Vice President-         43,750(4)           9.8%          11.75      6/24/08     323,291       819,283
  Business Development
  and Director

Gilbert L. Drozdow, M.D.,.....      11,250(3)           2.5%          14.25       2/4/08     100,820       255,497
   M.B.A Vice President-Hospital    18,750(4)           4.2%          11.75      6/24/08     138,553       351,121
   Based Services

Jay A. Martus, Esq............      11,250(3)           2.5%          14.25       2/4/08     100,820       255,497
  Vice President, Secretary         18,750(4)           4.2%          11.75      6/24/08     138,553       351,121
  and General Counsel

Michael F. Schundler..........      26,250(3)           5.9%          14.25       2/4/08     235,246       596,159
  Chief Financial Officer and       43,750(4)           9.8%          11.75      6/24/08     323,291       819,283
  Chief Operating Officer

---------------

(1) Excludes 75,000 options that were granted in February 1998 in lieu of 1997 executive bonuses. These options were reflected in the Company's 1998 proxy statement as 1997 option grants.
(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based upon assumed rates of stock price appreciation set by the Commission of five percent and ten percent compounded annually from the date the respective options were granted. Actual gains, if any, are dependent on the performance of the Common Stock. There can be no assurance that the amounts reflected will be achieved.
(3) These options vest in full on February 4, 2008, provided the applicable option holder is employed by the Company or one of its subsidiaries as of that date. The vesting of such options will be accelerated upon a change in control of the Company (as defined in the Option Plan) or in accordance with the following schedule in the event that the last reported sale price of the Common Stock on the Nasdaq National Market (the "Closing Price") reaches the following thresholds and remains at or above the thresholds each day for a period of one calendar month: (i) 25% of the options will vest at a Closing Price of $33.00 per share; (ii) 50% of the options will vest at a Closing Price of $36.00 per share; (iii) 75% of the options will vest at a Closing Price of $39.00 per share; and (iv) 100% of the options will vest at a Closing Price of $42.00 per share.
(4) These options will vest in full on June 24, 2008 provided the applicable option holder is employed by the Company or one of its subsidiaries as of that respective date. The vesting of such options will be accelerated in the same manner as the options which are described in footnote (3) above.

    AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998 AND
    FISCAL YEAR-END 1998 OPTION VALUES

     The following table sets forth the aggregate number of options exercised in 1998 and the value of options held at December 31, 1998 by the Named Executive Officers.

                                                                           NUMBER OF SECURITIES        VALUE OF UNEXERCISED IN-
                                                                          UNDERLYING UNEXERCISED                 THE-
                                                                                OPTIONS AT                 MONEY OPTIONS AT
                                              SHARES                        FISCAL YEAR END(#)            FISCAL YEAR-END(1)
                                            ACQUIRED ON      VALUE      ---------------------------   ---------------------------
                   NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                   ----                     -----------   -----------   -----------   -------------   -----------   -------------
Mitchell Eisenberg, M.D...................         0         $   0         40,000        260,000       $      0       $      0
  Chairman of the Board of
  Directors, President and
  Chief Executive Officer
Lewis D. Gold, M.D........................         0             0         30,833        181,667              0              0
  Executive Vice President-Business
  Development and Director
Gilbert L. Drozdow, M.D., M.B.A...........     1,078         7,864(2)      30,000         75,000         17,500              0
  Vice President-Hospital Based Services
Jay A. Martus, Esq........................         0             0         46,174         75,000        143,576              0
  Vice President, Secretary and
  General Counsel
Michael F. Schundler......................         0             0         37,500        205,000         52,500         78,750
  Chief Financial Officer and
  Chief Operating Officer

---------------

(1) Based on $8.375 per share, the price of the last reported trade of the Common Stock on the Nasdaq National Market on December 31, 1998.
(2) Based on $7.875 per share, the price of the last reported trade of the Common Stock on the Nasdaq National Market on December 14, 1998 and an exercise price of $0.58 per share.

DESCRIPTION OF STOCK OPTION PLAN

     The Option Plan, administered by the Compensation Committee, is intended as a performance incentive for officers, employees, consultants, directors and other key persons of the Company, its subsidiaries or their affiliates to enable the persons to whom options are granted (the "Optionees") to acquire or increase a proprietary interest in the success of the Company. The Company intends that this purpose will be effected by the granting of "incentive stock options" ("Incentive Options") as defined in Section 422 of the Code and Non-Qualified Options.

     Pursuant to the Option Plan, options to acquire a maximum of 1,750,000 shares of Common Stock may be granted to employees, directors (including employee and non-employee directors) and certain independent contractors and consultants of the Company. As of December 31, 1998, there were outstanding options to purchase 1,402,179 Shares at exercise prices ranging from $0.58 per share to $14.25 per Share granted under the Option Plan, 397,223 of which were immediately exercisable at that time. Options granted under the Option Plan become immediately exercisable upon the "Change of Control" of the Company, as defined in the Option Plan.

401(K) PROFIT SHARING PLANS

     The Company maintains 401(k) Profit Sharing Plans (the "401(k) Plans"), which are defined contribution plans covering substantially all employees who meet certain age and service requirements. The 401(k) Plans are intended to be tax-qualified plans under Section 401(k) of the Code.

EMPLOYMENT ARRANGEMENTS WITH EXECUTIVE OFFICERS

     EMPLOYMENT AGREEMENTS. The Company has entered into employment agreements with each of Drs. Eisenberg, Gold, and Drozdow and Messrs. Martus and Schundler (the "Employment Agreements"), certain of which, in August 1998, were amended as described below. See "-- 1998 Amendments to Employment Agreements." The term of each of the Employment Agreements with Drs. Eisenberg, Gold and Drozdow and Mr. Martus ends on December 31, 1999. The term of the Employment Agreement with Mr. Schundler ends on June 30, 2001. Thereafter each Employment Agreement is renewable for a one-year term.

     The Employment Agreements with Drs. Eisenberg and Gold may be terminated
(i) by the Company without cause (as defined in the agreements) upon 30 days written notice, (ii) upon the death or permanent disability of the executive, and (iii) by the executive upon the occurrence of certain events, including the failure of the Company to pay the executive's salary or provide certain benefits to which the executive is entitled, certain relocations of the Company's offices, and a material breach of the Employment Agreement by the Company. The Employment Agreements provide for a continuation of base salary and certain benefits for a period of one year following any such termination or in the event of a change in control of the Company, as well as the pro rata portion of any bonus to which the executive would otherwise have been entitled if such executive had remained employed by the Company for the remainder of the calendar year of his termination. Each Employment Agreement also provides for termination upon mutual consent, for cause, and by the executive upon 90 days' written notice (60 days' notice following certain reductions in medical malpractice liability insurance), in which event the Company has no further obligation to the executive other than the obligations to pay accrued but unpaid salary, provide certain continuing medical malpractice insurance coverage and make salary payments pursuant to a non-competition provision in the Employment Agreement, as described below. Each Employment Agreement also requires the Company to continue to provide each of Drs. Eisenberg and Gold with medical malpractice insurance coverage for claims arising during the term of the Employment Agreement, to the extent the executive was covered prior to his termination, for a period of two years from the date of termination for any reason other than by the executive following specified reductions in insurance coverage by the Company. Each of Drs. Eisenberg and Gold are subject to certain restrictions on competition with the Company for a period of three years following termination of such executive's employment for any reason, provided that the Company continues to pay such executives their salaries during such three-year period.

     The Employment Agreements with Dr. Drozdow and Messrs. Schundler and Martus may be terminated (i) by the Company without cause (as defined in the agreements) upon 30 days written notice, (ii) upon the death or permanent disability of the executive, and (iii) by the executive upon the occurrence of certain events, including the failure of the Company to pay the executive's salary or to provide certain benefits to which the executive is entitled, certain relocations of the Company's offices, and material breach of the Employment Agreement by the Company. The Employment Agreements provide for a continuation of base salary and certain benefits for a period of six months following any such termination or in the event of a change in control of the Company. Each Employment Agreement also provides for termination upon mutual consent, for cause and by the executive upon 90 days' written notice (60 days' notice following certain reductions in medical malpractice liability insurance in the case of Dr. Drozdow), in which event the Company has no further obligation to the executive other than the payment of accrued but unpaid salary. The Employment Agreement with Dr. Drozdow also requires the Company to continue to provide Dr. Drozdow with medical malpractice insurance coverage for claims arising during the term of the Employment Agreement, to the extent Dr. Drozdow was covered prior to his termination, for a period of two years from the date of termination for any reason other than by Dr. Drozdow following specified reductions in insurance coverage by the Company. Each of Dr. Drozdow and Messrs. Martus and Schundler are subject to certain restrictions on competition with the Company for a period of one year following termination of such Executive's employment for any reason.

     1998 AMENDMENTS TO EMPLOYMENT AGREEMENTS. In August 1998, the Company amended the Employment Agreements (the "1998 Amendments") with Drs. Eisenberg and Gold and Messrs. Schundler and Martus (the "Applicable Executives"). The 1998 Amendments generally continue the provisions described above, but instituted the following modifications, several of which have been subsequently modified by the New Employment Agreements (as defined below) which will become effective upon the purchase of Shares pursuant to the Offer. The modifications effected by the 1998 Amendments are summarized below:

          - The term of each applicable Employment Agreement was extended until July 31, 2003.

          - A provision was added to each applicable Employment Agreement such that it could be terminated by the Applicable Executive in the event the Company's executive offices were relocated from Broward County, Florida or to a location more than 15 miles from their current executive offices.

          - The Applicable Executives' compensation was increased to $325,000, in the case of Dr. Eisenberg; $300,000, in the case of Dr. Gold; $250,000, in the case of Mr. Schundler; and $245,000 in the case of Mr. Martus.

          - A bonus pool was established for the benefit of the Applicable Executives and others equal to 30% of the Company's annual earnings in excess of targeted earnings established by the Company Board. Under this bonus arrangement Drs. Eisenberg and Gold and Mr. Schundler are entitled to receive up to 30% of their annual base salary and Mr. Martus is entitled to receive up to 15% of his annual base salary. At the discretion of Dr. Eisenberg, Dr. Drozdow and Mr. Coward and Ms. Mary Kittle, the Company's Vice President of Operations of a subsidiary, are entitled to receive up to 15% of their respective annual base salary through the bonus pool.

          - Severance payments due to the Applicable Executive upon the occurence of certain conditions, including a change of control of the Company, were increased from one year's salary (plus a pro rata portion of any bonus) to two years' salary (plus a pro rata portion of any bonus) in the case of Drs. Eisenberg and Gold and from six months' salary (plus a pro rata portion of any bonus) to one year's salary (plus pro rata portion of any bonus) in the case of Messrs. Schundler and Martus.

          - Annual salary increases for the Applicable Executives of not less than a cost of living adjustment.

          - A reduction in the period required for the termination of the Employment Agreement by the Applicable Executive from 90 to 30 days.

          - Reimbursement by the Company of the amount of any excise tax owed by the Applicable Executive, pursuant to Section 4999 of the Code in connection with a change of control of the Company, as well as any interest and penalties thereon.

          - In the event that the Company were to fail to renew the Applicable Executive's compensation, the Applicable Executive would be entitled to a severance payment in the amount described above, and his unvested options would vest immediately.

          - In the event of a change of control of the Company, the Applicable Executive could terminate his Employment Agreement upon 90 days' notice to the Company.

          - In the event of a change of control of the Company, the Applicable Executive's noncompete agreement would prohibit the Applicable Executive only from employment with those competing enterprises that were doing business with the Company immediately prior to the change of control.

          - The noncompete agreements of Drs. Eisenberg and Gold were eliminated.

     NEW EMPLOYMENT AGREEMENTS. Concurrently with the execution and delivery of the Merger Agreement, the Company entered into new employment agreements (the "New Employment Agreements") with each of the Applicable Executives. The following is a summary of the New Employment Agreements, which summary is qualified in its entirety by reference to the New Employment Agreements, which are filed as exhibits to Schedule 14D-9 and are incorporated herein by reference.

     The New Employment Agreements become effective upon the purchase of Shares pursuant to the Offer. Each New Employment Agreement has a five-year term with automatic one year renewals thereafter, unless either party gives the other six months' written notice prior to the end of the applicable term. The New

Employment Agreements supersede all prior agreements and understandings between each Applicable Executive and the Company and its affiliates; provided that they do not supersede the Applicable Executives' rights under the Company's employee benefit plans.

     The New Employment Agreements provide for a one-time cash bonus at the Effective Time (as defined in the Merger Agreement) in the amounts of $650,000, $600,000, $250,000, and $245,000 for Dr. Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus, respectively. In addition, the New Employment Agreements provide for annual base salaries of $375,000, $350,000, $275,000 and $275,000 for Dr.
Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus, respectively. The Company has also agreed to establish an annual incentive compensation plan pursuant to which the Applicable Executives shall be eligible to receive bonuses equal to 50%, in the case of Dr. Eisenberg and Dr. Gold, or 25%, in the case of Mr. Schundler and Mr. Martus, of their annual salaries based upon satisfaction of performance targets established by the Company Board.

     If an Applicable Executive's employment pursuant to his New Employment Agreement is terminated (i) by the Company without cause (as defined in the New Employment Agreements), (ii) upon the death or permanent disability of the Applicable Executive or (iii) by the Applicable Executive upon the occurrence of certain events, including the failure of the Company to pay the Applicable Executive's salary or provide certain benefits to which the Applicable Executive is entitled, certain relocations of the Company's offices or a material breach of the New Employment Agreement by the Company, the Company shall make cash severance payments over a one-year period following any such termination in an aggregate amount equal to the relevant Applicable Executive's base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold) plus the pro rata portion of the annual bonus to which the Applicable Executive would otherwise have been entitled for the fiscal year in which such termination occurs as if such Applicable Executive had remained employed by the Company for the entire fiscal year. In addition, Dr. Eisenberg's and Dr. Gold's New Employment Agreements provide that if their employment terminates due to any of the foregoing events within one year following a Change of Control (as defined), such Applicable Executive shall receive in addition to the severance amounts described above the excess of (A) the greater of (i) $1 million and (ii) twice the amount of such Applicable Executive's current base salary and bonus he received the prior year less (B) twice his base salary. Payment of all severance amounts is subject to the Applicable Executive's continued compliance with his covenant not to compete with the Company.

     Each New Employment Agreement also provides for termination upon mutual consent, for cause, and by the Applicable Executive upon 90 days' written notice or upon due notice not to renew at the end of his term of employment, in which event the Company has no further obligation to the Applicable Executive other than the obligations to pay accrued but unpaid salary, to provide certain continuing medical malpractice insurance coverage and to pay the Applicable Executive his accrued and unpaid bonus in respect of prior completed fiscal years. If an Applicable Executive's employment is terminated because the Company decides not to renew at the end of his term of employment, such Applicable Executive shall be entitled to his accrued and unpaid salary and bonus and, provided he complies with his covenant not to compete with the Company, an amount equal to his base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold).

     Each of the Applicable Executives is subject to certain non-competition, non-solicitation and confidentiality provisions with respect to the Company and its Controlled Entities (as defined in the Merger Agreement).

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's executive compensation is determined by the Compensation Committee of the Company Board, which consists of Drs. Eisenberg and Natkow and Mrs. Hopping. Other than Dr. Eisenberg, who serves as Chief Executive Officer of the Company, the Compensation Committee is comprised of directors who are not and have never been Company employees. No Company executive officer serves on the compensation committee of another company for which any member of the Company's Compensation Committee serves as an executive officer. There were no Compensation Committee interlocks during fiscal year ended December 31, 1998.

                            STOCK PERFORMANCE GRAPH

     The following graph provides a comparison of cumulative total stockholder return on the Common Stock for the period from October 31, 1995 (the date on which the Common Stock was first publicly traded) through December 31, 1998 among the Company, the Nasdaq Stock Market-US Companies Index (the "Nasdaq-US Index") and the Center for Research in Security Prices ("CRSP") Nasdaq Stock Market-Health Services Index (the "CRSP-Health Services Index"). The Stock Performance Graph assumes an investment of $100 in each of the Company and the two indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. Data for the Nasdaq-US Index and the CRSP-Health Services Index was provided to the Company by CRSP.

                     COMPARISON OF CUMULATIVE TOTAL RETURNS

                             PERFORMANCE REPORT FOR
                           SHERIDAN HEALTHCARE, INC. [GRAPH]

MEASUREMENT PERIOD                     SHERIDAN           NASDAQ            NASDAQ
(FISCAL YEAR COVERED)                  HLTHCARE INC         US              HEALTH
--------------------                   ------------       ------            ------
10/31/95                                   100               100               100
DEC 95                                   95.10            101.80            117.73
DEC 96                                   46.08            125.19            117.54
DEC 97                                  117.65            153.59            119.79
DEC 98                                   65.69            215.90            102.72

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SHERIDAN MEDICAL HEALTHCORP, P.C.

     As a result of certain prohibitions on the practice of medicine by business corporations in New York, Sheridan Medical Healthcorp, P.C. ("Sheridan-NY") was organized under the laws of the State of New York on October 28, 1993. Dr. Drozdow is the only stockholder of Sheridan-NY. The Company has maintained an affiliation with Sheridan-NY through a management services agreement pursuant to which the Company provides all physician management services to the physicians affiliated with Sheridan-NY in exchange for a management fee. During 1998, the Company received approximately $1.87 million in fees from Sheridan-NY under this agreement.

SHERIDAN HEALTHCARE OF TEXAS, P.A.

     As a result of certain prohibitions on the practice of medicine by business corporations in Texas, Sheridan Healthcare of Texas, P.A. ("Sheridan-Texas") was organized under the laws of the State of Texas on August 18, 1995. Dr. Drozdow is the only stockholder of Sheridan-Texas. The Company has entered into a management services agreement with Sheridan-Texas pursuant to which the Company provides all physician management services to the physicians affiliated with Sheridan-Texas in exchange for a management fee. During 1998, the Company received approximately $85,000 in fees from Sheridan-Texas under this agreement.

SHERIDAN HEALTHCARE OF CALIFORNIA MEDICAL GROUP, INC.

     As a result of certain prohibitions on the practice of medicine by business corporations in California, Sheridan Healthcare of California Medical Group, Inc. ("Sheridan-California") was organized under the laws of the state of California on August 18, 1995. Dr. Drozdow is the only stockholder of Sheridan-California. No management fees were paid by Sheridan-California to the Company during 1998.

SHERIDAN CHILDREN'S HEALTHCARE SERVICES OF PENNSYLVANIA, P.C.

     The Company also maintains an affiliation with Sheridan Children's Healthcare Services of Pennsylvania, P.C. ("Sheridan Children's"), under which Sheridan Children's provides certain physician management services to the Company. Sheridan Children's is also wholly-owned by Dr. Drozdow. The Company provided management services to Sheridan Children's in exchange for management fees. During 1998, the Company received approximately $80,000 in such fees.

     The Company believes that, with respect to the transactions discussed above in this Section, the terms of each such transaction were on terms at least as favorable as the Company could have obtained from an unaffiliated third party.

CERTAIN ARRANGEMENTS WITH MANAGEMENT

     In addition to the Employment Agreements described above, concurrently with the execution and delivery of the Merger Agreement, Parent entered into Subscription and Tender Agreements and a Stockholders Agreement with each of Drs. Mitchell Eisenberg, Lewis D. Gold, and Gilbert L. Drozdow and Messrs. Michael F. Schundler and Jay A. Martus, and a Tender Agreement with Mr. Robert
J. Coward. Such Agreements are described in, and filed as exhibits to the
Schedule 14D-9 and are incorporated herein by reference.

     The Subscription and Tender Agreements and the Tender Agreement provide that each Executive will validly tender the Shares of Common Stock he owns in the Offer and will not withdraw any Shares so tendered; provided that the Merger Agreement has not been terminated. Each Executive also agrees, so long as such Executive is required to tender his Shares, to vote his Shares (a) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (b) against any action or agreement that would result in a breach of any covenant, representation or warranty in the Merger Agreement or would impede, interfere with, delay or prevent the consummation of the Merger or the purchase of Shares of Common Stock or Class A Common Stock pursuant to the Offer. Each Executive has agreed not to, so long as he is required to tender his Shares, purport to vote (or execute a consent with respect to) such Shares (other than in accordance with the requirements of the Subscription and Tender Agreement or the Tender Agreement) or grant any proxy or power of attorney with respect to any Shares of Common Stock, deposit any such Shares into a voting trust or enter into any agreement, arrangement or understanding with any person (other than the Subscription and Tender Agreements and the Tender Agreement), directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of such Shares, or agree to do any of the foregoing. The Subscription and Tender Agreements and the Tender Agreement also provide that no Executive shall, so long as he is required to tender Shares pursuant to the Subscription and Tender Agreement or the Tender Agreement, sell, transfer or otherwise dispose of, pledge or otherwise encumber any Shares after the date of such agreement (except to tender Shares to Purchaser pursuant to the Offer), or agree to do any of the foregoing.

     Pursuant to the Subscription and Tender Agreements, each Executive party thereto has agreed to subscribe for and purchase, and Parent has agreed to issue and sell to such Executive, on the date Purchaser purchases Shares pursuant to the Offer (the "Closing Date") a specific number of shares of Parent Common Stock at a price equal to the price per Share paid pursuant to the Offer. The Executives (other than Mr. Coward) have agreed to purchase an aggregate number of shares of Parent Common Stock that are expected to constitute approximately 4.8% of the shares of Parent Common Stock expected to be outstanding upon consummation of the Merger. Notwithstanding any other provision of the Subscription and Tender Agreements, Parent shall have no obligation to issue, sell or deliver any of its shares to any Executive (i) who is not a full-time employee of, or consultant to, Parent or any of its subsidiaries on the Closing Date, (ii) whose representations and warranties contained in the Subscription and Tender Agreement are not true and correct as of the Closing Date in all material respects or (iii) who has breached his obligations under his Subscription and Tender Agreement.

     The Subscription and Tender Agreements and the Tender Agreement also provide that upon the consummation of the Merger (a) Parent shall adopt the Vestar/Sheridan Holdings, Inc. 1999 Stock Option Plan (the "Parent Option Plan") in substantially the form attached to the Subscription and Tender Agreements and the Tender Agreement and (b) Parent shall enter into stock option agreements with each Executive in substantially the forms attached to the Subscription and Tender Agreements and the Tender Agreement pursuant to which the Executives will be granted options to purchase an aggregate of 950,000 shares of Parent Common Stock, at an exercise price per share equal to the price per share of Common Stock and Class A Common Stock paid pursuant to the Offer, subject to the satisfaction of certain time vesting requirements or targets relating to the financial performance of the Company which are described in the option agreements.

     Concurrently with the execution and delivery of the Merger Agreement, Parent, Holdings, the Company and the Executives party to Subscription and Tender Agreements entered into a Stockholders Agreement (the "Stockholders Agreement"). Mr. Coward will enter into the Stockholders Agreement upon the consummation of the Merger. The following is a summary of the Stockholders Agreement, which summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as an exhibit to the 14D-9 and is incorporated herein by reference.

     Pursuant to the Stockholders Agreement, the shares of Parent Common Stock beneficially owned by the Executives and any other employees of Parent and its subsidiaries who become beneficial owners of Parent Common Stock (collectively, the "Management Investors") are subject to restrictions on transfer, as well as the other provisions described below.

     The Stockholders Agreement provides that Holdings and the Management Investors will vote all of their shares of Parent Common Stock to elect and continue in office a Board of Directors of Parent and each subsidiary of Parent (other than subsidiaries of the the Company) consisting solely of the following:

          (a) three designees of Holdings;

          (b) two designees of the Management Investors (who shall be Dr. Eisenberg and Dr. Gold so long as each of them is an executive officer of the Issuer); and

          (c) two persons to be designated by Holdings in its sole discretion after consultation with the representative of the Management Investors.

In addition, each Management Investor has agreed that until the Lapse Date (as defined in the Stockholders Agreement), he will vote all of his shares of Parent Common Stock (i) consistent with the vote of Holdings with respect to its shares of Parent Common Stock and (ii) to ratify, approve and adopt any and all actions adopted or approved by the Board of Directors of Parent.

     The Stockholders Agreement provides for customary "tag-along" and "drag-along" rights with respect to shares of Parent Common Stock beneficially owned by the Management Investors. In addition, Holdings has certain rights to require Parent to register shares of Parent Common Stock held by it under the Securities Act of 1933, and Holdings and the Management Investors have certain rights to participate in publicly registered offerings of Parent Common Stock initiated by Parent or other third parties.

     The Stockholders Agreement provides that upon termination of a Management Investor's employment with Parent and its subsidiaries, (a) Parent, Holdings and the Issuer will have call rights with respect to shares of Parent Common Stock owned by such Management Investor and certain transferees and (b) such Management Investor and certain transferees in certain limited circumstances will have a right to put shares of Parent Common Stock to the Company. The amount paid for shares of Parent Common Stock upon a put or a call will vary depending on the reason for the termination of such Management Investor's employment. The Stockholders Agreement also contains non-competition, non-solicitation and confidentiality provisions agreed to by each Management Investor who is not party to a written employment agreement with Parent or one of its subsidiaries which contains such provisions.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth as of March 24, 1999 (except as noted below) certain information regarding the beneficial ownership of Common Stock by (i) each person or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act) known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) the named executive officers, (iii) each director and director designee of the Company and (iv) all directors, designated directors and executive officers of the Company as a group (twelve (12) persons). Except as otherwise indicated, each person listed below has sole voting and investment power over the shares of Common Stock shown as beneficially owned.

                                                               NUMBER OF SHARES       PERCENT OF
                            NAME                              BENEFICIALLY OWNED    COMMON STOCK(1)
                            ----                              ------------------    ---------------
Vestar/Sheridan Holdings, Inc...............................        698,759(2)          10.7%
  245 Park Avenue, 41st Floor
  New York, NY 10167
TA Associates, Inc..........................................      1,890,882(3)          28.7%
  125 High Street
  Boston, MA 02110
Chestnut Investors..........................................        213,439(4)            3.2
  c/o MVP Ventures
  45 Milk Street
  Boston, MA 02109
NationsBank Investment Corporation..........................        438,695(5)           6.7%
  c/o NationsBank Leveraged Capital
  NationsBank Corporate Center, 10th Floor
  100 North Tryon Street
  Charlotte, North Carolina 28202-4006

                                                               NUMBER OF SHARES       PERCENT OF
                            NAME                              BENEFICIALLY OWNED    COMMON STOCK(1)
                            ----                              ------------------    ---------------
Kaufmann Fund, Inc..........................................        900,000(6)          13.7%
  140 E. 45th Street, 43rd Floor
  New York, New York 10017
Mitchell Eisenberg..........................................        258,041(7)(8)         3.9
Lewis D. Gold...............................................        206,325(7)(9)         3.1
Gilbert L. Drozdow..........................................         78,537(7)(10)        1.2
Jay A. Martus...............................................         56,956(7)(11)          *
Michael F. Schundler........................................         73,700(7)(12)        1.1
Robert J. Coward............................................         25,200(7)(16)          *
Henry E. Golembesky.........................................         13,333(13)             *
Neil A. Natkow..............................................         33,833(14)             *
Jamie Hopping...............................................          5,833(15)             *
James L. Elrod, Jr..........................................              0(17)             *
Robert L. Rosner............................................              0(17)             *
David M. Hooper.............................................              0(17)             *
All directors, director designees and executive officers as
  a group (12 persons)......................................        751,758              11.4

---------------

* Less than one percent
 (1) The number of Shares outstanding used in calculating the percentage for each listed person includes the Shares underlying the options held by such person or entity that are exercisable within 60 days of March 24, 1999, but excludes Shares underlying options held by any other person.
 (2) Beneficial ownership is based solely on the provisions of the Tender Agreement described in "Certain Relationships and Related
     Transactions -- Certain Arrangements with Management" pursuant to which among, other things, these officers have agreed with Parent to (1) vote the Shares shown here as beneficially owned in favor of the adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, delay or prevent the purchase of Shares pursuant to the Offer or the consummation of the Merger or would result in a breach of any covenant, representation or warranty contained in the Merger Agreement and
     (2) tender such Shares into the Offer.
 (3) Includes 1,031,130 Shares owned by Advent VII L.P., 526,099 Shares owned by Advent Atlantic and Pacific II L.P., 103,105 Shares owned by Advent New York L.P., 210,456 Shares owned by Advent Industrial II Limited Partnership, and 20,092 Shares owned by TA Venture Investors Limited Partnership.
 (4) Includes 105,189 Shares owned by Chestnut III Limited Partnership and 108,250 Shares owned by Chestnut Capital International III Limited Partnership.
 (5) Includes 296,638 Shares of Class A Common Stock which are convertible into Common Stock at the option of NationsBank Investment Corporation upon the occurrence of certain events. As a result, NationsBank Investment Corporation may be deemed to beneficially own the number of Shares of Common Stock into which the Shares of Class A Common Stock so held are convertible.
 (6) The indicated ownership is as of February 18, 1998 and is based solely on a
     Schedule 13G provided by this entity to the Company.
 (7) On March 24, 1999, Mitchell Eisenberg, Lewis D. Gold, Michael F. Schundler, Gilbert L. Drozdow and Jay A. Martus each entered into Subscription and Tender Agreements with Parent and Robert J. Coward entered into a Tender Agreement with Parent in which they agreed, among other things, to (1) vote all of their Shares in favor of the adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, delay or prevent the purchase of Shares pursuant to the Offer or the consummation of the Merger or would result in a breach of any covenant, representation or warranty contained in the Merger Agreement and (2) tender such Shares in the Offer. Pursuant to the Subscription and Tender Agreements and the Tender Agreement, each of the aforementioned individuals may be deemed to beneficially own approximately 10.7% of the outstanding Shares.

 (8) Includes 151,015 Shares owned by the Eisenberg Family Limited Partnership, a Florida limited partnership. Dr. Eisenberg acts as the sole general partner of this limited partnership and exercises sole voting and investment power with respect to such Shares. Also includes 26,956 Shares owned by Dr. Eisenberg's wife and 570 Shares owned by his wife's retirement plan, of which Shares, in each case, Dr. Eisenberg disclaims beneficial ownership. Also includes 40,000 currently vested options and 10,000 options which vest within 60 days of March 31, 1999.
 (9) Includes 107,870 Shares owned by the Gold Family Limited Partnership, Ltd., a Florida limited partnership. Dr. Gold acts as the sole general partner of this limited partnership and exercises sole voting and investment power with respect to such Shares. Also includes 58,956 Shares owned by Dr. Gold's wife, of which Shares Dr. Gold disclaims beneficial ownership. Also includes 30,833 currently vested options and 6,666 options which vest within 60 days of March 31, 1999.
(10) Includes 43,145 Shares owned by the Drozdow Family Limited Partnership, a Florida limited partnership. Drozdow Family GP Corp., a Florida corporation owned by Dr. Drozdow and his wife as tenants by the entireties, is the general partner of this limited partnership. Dr. Drozdow, in his capacity as the sole director and officer of the general partner of the limited partnership, exercises sole voting and investment power with respect to such Shares. Includes 30,000 currently vested options.
(11) Includes 46,174 currently vested options.
(12) Includes 37,500 currently vested options.
(13) Includes 12,500 currently vested options and 833 options which vest within 60 days of March 24, 1999.
(14) Includes 10,000 currently vested options and 833 options which vest within 60 days of March 24, 1999.
(15) Represents 5,833 currently vested options.
(16) Represents 25,200 currently vested options.
(17) Messrs. Elrod, Rosner and Hooper are each directors and officers of Parent and Purchaser. Based solely on the provisions of the Tender Agreement and the Subscription and Tender Agreements, Parent is deemed to beneficially own 698,759 Shares.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission and each exchange on which the Company's securities are registered. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all ownership forms they file.

     Based solely upon a review of (1) Forms 3 and 4 and amendments to each form furnished to the Company pursuant to Rule 16a-3(e) under the Exchange Act during the Company's fiscal year ended December 31, 1998, (2) any Forms 5 and amendments to the form furnished to the Company with respect to the Company's fiscal year ended December 31, 1998, and (3) any written representations referred to the Company in subparagraph (b)(2)(i) of Item 405 of Regulation S-K under the Exchange Act, no person who at any time during the fiscal year ended December 31, 1998 was a director, officer or, to our knowledge, a beneficial owner of more than 10% of the Company's Common Stock failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the fiscal year ended December 31, 1998 or prior fiscal years.